

February 12, 2014

Via E-mail
Mr. Lee Adrean
Corporate Vice President &
Chief Financial Officer
Equifax Inc.
1550 Peachtree Street, N.W.
Atlanta, Georgia 30309

      **Re:**    **Equifax Inc.**
              **Form 10-K for the Fiscal Year Ended December 31, 2012**
              **Filed February 22, 2013**
              **Response dated January 27, 2014**
              **File No. 001-06605**

Dear Mr. Adrean:

We have reviewed your response and have the following comments. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to our comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Goodwill and Other Intangible Assets, page 73

Indefinite-Lived Intangible Assets, page 74

1. We have reviewed your response to prior comment 4. While neither SFAS 141/142 nor EITF 04-1 required a limit on the life of a reacquired right, it remains unclear why you believed it was reasonable to assume renewal of a right, and thereby an indefinite life, in instances where Equifax had the ability to terminate the contract at the end of its term, which, as you state in your response dated September 26, 2013, was generally the case for these older agreements. Please explain to us why it is reasonable of you to assume Equifax would renew the right after the contract period, once it was reacquired.

Internal Controls Over Financial Reporting

2.      Please elaborate upon your response to our previous comment 3 so that we fully understand the process of your identification and remediation of the material weakness in internal controls over financial reporting.  Include as part of your response a sufficiently detailed timeline that lays out your course of action.  Specifically identify in this timeline when the weakness was identified, when management concluded the weakness was material, when a remediation plan was developed and implemented including its documentation, communication, and any testing.

        You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Robert S. Littlepage Jr., Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Robert S. Littlepage Jr., for

                                        Larry Spirgel
                                        Assistant Director